CLAYMORE                                                OIL TRADEABLE TRUST
  MACROSHARES                                                 UCR/DCR
                                                       Advisor Reference Sheet


Claymore MACROshares Tradeable Shares are pairs of exchange-traded securities that, respectively, track the upward and downward movement of a benchmark price. This patented structure enables investors to gain exposure to liquid and illiquid asset categories -- and without ever directly owning the asset being tracked or options contracts on the asset. Claymore MACROshares are listed on the American Stock Exchange ("AMEX").

--------------------------------------------------------------------------------
Product Details
--------------------------------------------------------------------------------

OBJECTIVE: Designed to track the upward or downward price of the stated applicable reference price of crude oil, currently the NYMEX Division Light Sweet Crude Oil Futures Contract.

STRUCTURE: Paired MACROshares Holding Trusts invest in short-term U.S. Treasuries and repurchase agreements and in settlement contracts and income distribution greements to collateralize obligations to one another that fluctuate based on the price of oil.'

Symbols: UCR: Claymore MACROshares Oil Up Tradeable Shares
         DCR: Claymore MACROshares Oil Down Tradeable Shares

EXCHANGE: AMEX beginning Nov. 30, 2006

INITIAL PRICING: Pricing is based on the front month futures contract reported by NYMEX

TAX TREATMENT: For investors who hold shares as capital assets, gains or losses on sales of shares are treated as capital gains or losses, with long-term capital gains treatment potentially available. For individuals and non-corporate investors, it is likely that the Claymore MACROshares will generate phantom income.

DISTRIBUTIONS: Distributed quarterly. Net income is calculated from interest earned on Treasuries and repurchase agreements, net of expenses and is accrued daily based on the underlying value of each Trust. Movements in short-term rates and changes to the applicable benchmark price of crude oil will impact the level of distribution of each trust.

MARGIN ELIGIBLE: Yes

TAX REPORTING: Tax information letter from the Tradeable Trust and 1099 forms expected from broker/dealer

DEPOSITOR: Macro Securities Depositor, LLC

ADMINISTRATIVE AGENT: Claymore Securities, Inc.

DISTRIBUTORS: Claymore Securities, Inc. and Macro Financial, LLC

MARKETING AGENTS: Claymore Securities, Inc. and MACRO Financial, LLC
--------------------------------------------------------------------------------

The assets of a Claymore MACROshares Tradeable Trust will consist of shares issued by a corresponding Claymore MACROshares Holding Trust (the "Holding Trust"). Assets of the Holding Trust will consist, in part, of an income distribution agreement and settlement contracts based on a specified benchmark price entered into with a paired Claymore MACROshares Holding Trust (together with the Holding Trust, the "Paired Trusts"), with one Paired Trust entitled to receive payments for positive changes in the index relative to the benchmark price and the other Paired Trust entitled to receive payments for negative changes in the index relative to the benchmark price. The Paired Trusts will hold Treasuries and collateralized repurchase agreements to secure their respective obligations to one another under the income distribution agreement and settlement contracts. Each Paired Trust will have an "underlying value" that will represent its entitlement on each day to the assets of the Paired Trusts depending upon the price of the applicable benchmark price on that day. If the benchmark price rises above its starting level, the underlying value of the Paired Trust entitled to receive payments for positive changes in the benchmark price will increase to include all of its assets plus a portion of the assets (including the interest that accrues thereon) of the other Paired Trust. Conversely, if the benchmark price falls below its starting level, the underlying value of the Paired Holding Trust entitled to receive payments for negative changes in the benchmark price will increase to include all of its assets plus a portion of the assets (including the interest that accrues thereon) of the other Paired Trust. The market price of shares of the Claymore MACROshares Tradeable Trust may diverge from the underlying value of its corresponding Claymore MACROshares Holding Trust. Investors may not be able to realize the underlying value when they liquidate their investment due to this divergence.


Historical Correlation of Oil to Other Asset Classes
May 1991 through September of 2006

[GRAPHIC OMITTED]


o "Oil Futures Contract of the Designated Maturity as of the Last Business Day of the Month" represents the NYMEX Division Light Sweet Crude Oil Futures Contract of the designated maturity.

o    Standard and Poor's 500 Energy Index is a capitalization-weighted index.

o The MSCI EAFE Index is a capitalization-weighted index that monitors the performance of stocks from Europe, Australiasia and the Far East.

o The Lehman Brothers U.S. Aggregate Index represents securities that are SEC-registered, taxable and dollar denominated. The index covers the U.S. investment-grade fixed-rate bond market, with index components for government and corporate securities, mortgage pass-through securities and asset-backed securities.

o The Standard and Poor's 500 Index is a capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

o The NAREIT Composite REIT Index is the index of all publicly-traded REITs (Equity, Mortgage & Hybrid).

o The Citigroup 3-month T-Bill Index is an index designed to track the historical performance of 90-day U.S. Treasury Bills.

--------------------------------------------------------------------------------
MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Paired Trusts, has filed registration statements (including prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in those registration statements and other documents the issuers have filed with the SEC for more complete information about the issuers and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offerings will arrange to send you the prospectuses if you request it by calling toll-free 1-(800) 345-7999. You may also request a copy of the prospectuses by accessing the Claymore MACROshares website at www.claymoremacroshares.com.
--------------------------------------------------------------------------------

CLAYMORE MACROSHARES OIL TRADEABLE TRUST - UCR/DCR

--------------------------------------------------------------------------------
ADVANTAGES OF CLAYMORE MACROSHARES TRADEABLE SHARES
--------------------------------------------------------------------------------

EASILY ACCESSIBLE   Listed on the AMEX.

COST-EFFECTIVE      The fees and costs associated with Claymore MACROshares Oil
                    Tradeable Shares are expected to be lower than the costs associated with the purchase, storage, and insurance of physical oil or oil futures.

LIQUIDITY           Structure allows for shares to be created and redeemed
                    based on investor demand. Only Authorized Participants -- broker-dealers or large institutional investors with creation and redemption agreements -- can purchase or redeem
                    MACRO Units.

FLEXIBLE Claymore MACROshares Oil Tradeable Shares are listed on the AMEX and trade the same way that ordinary stocks trade. It is possible to buy or sell Claymore MACROshares Tradeable Shares continuously throughout the trading day at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders on shares of the Claymore MACROshares Oil Tradeable Trusts.

CONVENIENT          Gains on the sale of shares are potentially eligible for
                    long-term capital gains treatment. Shareholders receive a
                    tax information letter from the Tradeable Trust and are
                    expected to receive 1099 Forms from their broker/dealer.
--------------------------------------------------------------------------------

An investment in a Claymore MACROshares Trust ("Tradeable Trust") involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a Tradeable Trust.

Claymore MACROshares Holding Trusts intend to continuously offer shares, through authorized participants, at the underlying value of the Trust at such time. Claymore MACROshares Holding Shares may be converted to Claymore MACROshares Tradeable Shares, which can be bought and sold on the AMEX.

There is no guarantee that a market for any Claymore MACROshares Trust will develop.

Fluctuations in the underlying value of a Claymore MACROshares Holding Trust ("Holding Trust") and other factors may affect the market price of your Claymore MACROshares investment.

An investment in a Claymore MACROshares Tradeable Trust will not resemble a direct investment in the asset being tracked.

Claymore MACROshares Holding Trusts will make distributions to Claymore MACROshares Tradeable Shares ("Tradeable Shares") solely from assets deposited and net income earned in the paired Holding Trusts. Tradeable Trusts will make distributions on Tradeable Shares solely from the funds received from their linked Holding Trust.

Income on the U.S. Treasuries and repurchase agreements ("treasuries") may be insufficient to make quarterly distributions.

The Holding Trusts may incur losses in connection with treasuries delivered upon the default of repurchase agreement counterparty.

The return on your Claymore MACROshares investment is uncertain.

The price of the asset being tracked by a Tradeable Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark price. A substitute price may be used as the Applicable Reference Price of the benchmark asset.

The Holding Trusts and Tradeable Trusts are not regulated as a commodity pool. Claymore MACROshares Trusts are not regulated by the Commodity Futures Trading Commission.

The treasuries held by the Holding Trust must mature prior to each distribution date. Distribution dates will occur quarterly and, on these dates, the Holding Trust must reinvest the proceeds of the matured treasuries in new treasuries that may be trading at a discount or may earn interest at a stated rate, in each case, based on the yield rates prevailing at the time of reinvestment. If interest rates decline, the interest income realized by the Holding Trust and the Tradeable Trust will decline, and the aggregate amount of quarterly distributions made by the Holding Trust and Tradeable Trust will decline as well. In addition, the Holding Trust will be required to hold its Treasuries to maturity, so if interest rates increase or the Treasuries are being sold at higher discounts at any time during the period between distribution dates, investors will not be able to benefit from these changes until the next distribution date. As a result, the Holding Trusts and the Tradeable Trusts are exposed to interest-rate risk on the Treasuries.

Redemption and creation orders are subject to postponement, suspension or rejection in certain circumstances.

The Holding Trust and the Tradeable Trust must pay all of their own fees and expenses on each distribution date. The Trustee, at the direction of the administrative agent, must reinvest, on behalf of the Holding Trust and the Tradeable Trust, an amount equal to the aggregate par amount of the Holding Trust and the Tradeable Trusts' respective shares in treasuries on each distribution date, if that amount is available to be reinvested out of the Holding Trust and the Tradeable Trusts' proceeds on that date. If less than that amount is available the resulting deficiency must be made up on subsequent distribution dates out of income available on those dates, if any, which will result in less income being distributed to investors as quarterly distributions on those dates. If prevailing interest rates remain low for an extended period of time, less income will be available to pay fees and expenses and, as a result, little or no quarterly distributions may be made and passed through by the Holding Trust and the Tradeable Trust.

For individuals and non-corporate investors, it is likely that the Claymore MACROshares will generate phantom income.

If a Holding Trust were to be treated as a corporation for United States federal income tax purposes, your distributions would be reduced.

If a Holding Trust were determined not to qualify as a securitization partnership, and the Holding Trust was to have built-in losses at the time you transfer your shares, the value of your shares could be affected.

Investors are hereby notified that: (A) any discussion of federal tax issues in this guide is not intended or written to be relied upon, and cannot be relied upon, by investors for the purpose of avoiding penalties that may be imposed on investors under the Internal Revenue Code: (B) such discussion is being used in connection with the promotion or marketing by the issuer of the transactions or matters addressed herein; and (C) investors should seek advice on their particular circumstances from an independent advisor.

Claymore Securities, Inc. and its affiliates and MacroMarkets LLC do not provide tax advice. Investors are urged to consult their tax advisor to fully understand the tax implications associated with an investment in any Claymore MACROshares Tradeable Trust.

Claymore Securities, Inc. will act as the administrative and marketing agent for the Trusts. The depositor of the Trusts, MACRO Securities Depositor, LLC is jointly owned by Claymore Group Inc., the parent company of Claymore Securities, Inc. and MACROMarkets LLC whose subsidiary, MACRO Financial LLC also will act as marketing agent for the Trusts. Other than through joint ownership of the depositor, there is no affiliation between Claymore and MACRO Markets.

NOT FDIC-INSURED|NOT BANK-GUARANTEED|MAY LOSE VALUE


CLAYMORE      Claymore Securities, Inc.        800.345.7999
[Logo         2455 Corporate West Drive        www.claymore.com
graphic       Lisle, Illinois 60532            Member NASD/SIPC
omitted]                                       11/06



MacroMarkets

FOR ADVISOR USE ONLY
---------------------------------------------------------------
This material must be preceded or accompanied by a prospectus.